UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration Number 593 at the Securities Registry

Santiago, March 9, 2006

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins #1449
Santiago

Subject:	Report on Call to Annual General Shareholders’ Meeting
Regulatory Ref.:	Article 63 of Law 18.046 on Public Companies and letter H of number 2.3 of Section II of General Regulation N°30 of the Superintendency of Securities and Insurance

Dear Sir:

We hereby inform you that in its ordinary session N°260 held last February 28 of 2006, the Board of Distribución y Servicio D&S S.A. has summoned its shareholders to the Annual General Meeting to take place on March 28th of 2006. The meeting will be held at the Company headquarters located on Avenida Presidente Eduardo Frei Montalva #8301, municipality of Quilicura, at 11:00 am.

Cordially yours,

Rodrigo Cruz Matta
General Manager

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
New York Stock Exchange
Latibex –Madrid Stock Exchange

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Phone : (56-2) 200 5000 – Fax : (56-2) 200 5100
Website : http://www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: March 9, 2006